EXHIBIT 99.1

Hydro and Talum with new metal supply agreement

OSLO, Norway, Oct. 9, 2003 (PRIMEZONE) -- Hydro Aluminium has entered into a long-term purchase agreement with the Slovenian aluminium producer Talum for foundry alloy casthouse products. Talum will supply Hydro with an average of 70,000 tonnes of foundry alloy products per year over the next seven years. This new supply contract comes in addition to the ongoing agreement under which Hydro annually purchases approximately 50,000 tonnes of extrusion ingot from Talum.

The new purchase agreement will start 1 January 2004 and run through 2010. Hydro and Talum have been cooperating closely since 1987, including Hydro's supply of alumina for Talum's primary aluminium production.

Hydro Aluminium has developed an annual business volume of more than 3 million tonnes of aluminium casthouse products, this volume being based on approximately 1.4 million tonnes of equity primary aluminium production, a unique network of aluminium recycling and remelting facilities in most major metal markets, as well as third party supply contracts like the one Hydro has now further developed with Talum. This metal supplier concept is built on Hydro Aluminium's casting technology, operational know-how and its strong global market positions.

This new agreement means a continuation of our good cooperation with Hydro Aluminium," said Danilo Toplek, President of Talum's Management Board. "We are pleased about the agreement and convinced we will be able to combine the strengths of the two companies in the best way."

Helge Jansen, head of Hydro Aluminium's Foundry Alloy Business Unit in the Metal Product Sector, supports this view. "This additional capacity will help Hydro Aluminium support the growth strategy of our customers in Central, Eastern and Southern Europe. Talum is known for its top product quality and reliability, combined with a flexible customer approach. This fits in very well with our way of thinking."

Hydro Aluminium is the largest integrated aluminium company in Europe and one of the three leading integrated aluminium companies in the world. Hydro Aluminium has 27,000 employees in 28 countries and is part of Norsk Hydro ASA (NYSE:NHY) (Pink Sheets:NHYAF) (Pink Sheets:NHYKF), a leading Norwegian industrial company founded in 1905. Hydro Aluminium is one of the three core business areas in Norsk Hydro, in addition to Hydro Oil and Energy and Hydro Agri. Norsk Hydro is headquartered in Oslo, Norway and has 50,000 employees in approximately 60 countries worldwide.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT:
 Thomas Knutzen                     Hydro Aluminium
 Telephone +47 22539115             Drammensveien 264 Vaekeroe
 Cellular  +47 90612359             N-0246 OSLO
 E-mail    Thomas.Knutzen@hydro.com Norway
                                    Phone: (+47) 22 53 81 00
                                    Fax: (+47) 22 53 79 30
                                    www.hydro.com